EDGAR
July 9, 2008
Blair F. Petrillo
United States Securities and Exchange Commission
100 F Street N. E.
Washington D. C. 20549
Re:       Retail Ventures Inc. (File no. 001-10767) Comment Letter dated July 2, 2008
Ms. Petrillo:
We have received the comment letter dated July 2, 2008 with respect to the review of our Form 10-K for the fiscal year ended February 2, 2008 (filed April 25, 2008), Definitive (Revised) Proxy Statement on Schedule 14A (filed May 1, 2008) and Form 10-Q for fiscal quarter ended May 3, 2008 (filed June 12, 2008).
We have requested, and you have agreed, to an extension of time until August 5, 2008 to prepare our response.
Thank you for your cooperation in this matter.
Sincerely,
/s/ James A. McGrady
James A. McGrady
Executive Vice President
     and Chief Financial Officer

cc:	Julie Davis
Harvey Sonnenberg
Ron Barusch (Skadden Arps)

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